UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)

CAPRIUS, INC.
(Name of the Issuer)

CAPRIUS, INC.
VINTAGE CAPITAL GROUP, LLC
CAPAC CO.
THE FRED C. SANDS CHILDREN’S TRUST
THE FRED C. SANDS FAMILY REVOCABLE TRUST
FRED C. SANDS
(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

14066K206
(CUSIP Number of Class of Securities)

Caprius, Inc. c/o Dwight Morgan, President 10 Forest Avenue Paramus, New Jersey 07562 (201) 342-0900
Vintage Capital Group, LLC
Capac Co.
The Fred C. Sands Children’s Trust
The Fred C. Sands Family Revocable Trust
Fred C. Sands
11611 San Vicente Blvd., 10th Floor
Los Angeles, California
(310) 979-9090

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

COPIES TO:

Bruce A. Rich, Esq. Carter Ledyard & Milburn LLP 2 Wall Street New York, New York 10005 (212) 732-3200	Ronn S. Davids, Esq. Klee, Tuchin, Bogdanoff & Stern LLP 1999 Avenue of the Stars Los Angeles, California 90067 (310) 407-4000

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (“the Act”).

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing
Transaction valuation(1)	Amount of filing fee(2)
$913,696	$65.14

(1)
For purposes of calculating the filing fee only, the transaction value was determined by multiplying (a) 14,056,865 shares of common stock proposed to be acquired in the merger by (b) the merger consideration of $0.065 per share.

(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0000713 multiplied by the total Transaction Valuation.
☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $65.14
Form or Registration No.: Schedule 14A — Preliminary Proxy Statement
Filing Party: Caprius, Inc.
Date Filed: December 22, 2010

Introduction

This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “Commission”) jointly by (i) Caprius, Inc., a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 Transaction (“Caprius”), (ii) Vintage Capital Group, LLC, a Delaware limited liability company (“Vintage”), (iii) Capac Co., a Delaware corporation and a newly-formed wholly-owned subsidiary of Vintage (“Merger Sub”), (iv) The Fred C. Sands Children’s Trust, which owns 15% of the membership interests of Vintage (the “Children’s Trust”), (v) The Fred C. Sands Family Revocable Trust, which owns 85% of the membership interests of Vintage (the “Family Trust”), and (vi) Fred C. Sands (“Mr. Sands”), the manager of Vintage and the trustee of the Children’s Trust and the Family Trust (the persons listed in (i) through (vi), collectively, the “Filing Persons.”)  This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15.      Additional Information

Item 15(b) is hereby amended and supplemented as follows:

On November 10, 2010, Caprius, Vintage and the Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”), subject to stockholder approval.

On April 21, 2011, at a special meeting of stockholders, the Caprius stockholders adopted the Merger Agreement by the required vote, providing for the merger of Merger Sub with and into Caprius (the “Merger”).

On April 21, 2011, Caprius filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into Caprius, with Caprius continuing as the surviving corporation and the separate corporate existence of Merger Sub ceased.  As a result of the Merger, Caprius became a wholly-owned subsidiary of Vintage.

At the effective time of the Merger the outstanding shares of capital stock of Caprius (other than any shares owned by Vintage or Merger Sub, by Caprius as treasury stock, or by any stockholders who properly exercised appraisal rights under Delaware law) were converted as follows: (a) each share of Common Stock was cancelled and converted into the right to receive $0.065 per share in cash, (b) each share of Series E Convertible Preferred Stock was cancelled and converted into the right to receive $40.625 per share in cash, representing the common-equivalent consideration based upon its conversion ratio of 625 shares of Common Stock, and (c) each share of Series F Convertible Preferred Stock was cancelled and converted into the right to receive $6.50 per share in cash, representing the common-equivalent based upon its conversion ratio of 100 shares of Common Stock, without interest and less any applicable withholding taxes.

Upon the effective time of the Merger, the Caprius Common Stock became eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Caprius has filed a Certification and Notice of Termination of Registration on Form 15 with the Commission in order to deregister its Common Stock under the Exchange Act and terminate its periodic reporting thereunder.  In addition, Caprius has sought to discontinue the trading of its Common Stock in the over-the-counter market.

Item 16.      Exhibits

(a)(1)
Proxy Statement of Caprius, Inc., incorporated herein by reference to the Definitive Proxy Statement filed on Schedule 14A with the Securities and Exchange Commission on March 17, 2011 (the “Proxy Statement”).

(a)(2)	Letter to Stockholders of Caprius, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3)	Notice of Special Meeting of Stockholders of Caprius, Inc., incorporated herein by reference to the Proxy Statement.

(a)(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(5)	Form 8-K of Caprius, Inc., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on March 11, 2011.

(c)(1)	Opinion of Hempstead & Co. Incorporated, incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2)	Presentation of Hempstead & Co. Incorporated to the special committee of Caprius, Inc., dated November 10, 2010.

(d)(1)	Agreement and Plan of Merger, dated as of November 10, 2010, by and among Caprius, Inc., Vintage Capital Group, LLC and Capac Co., incorporated herein by reference to Annex A to the Proxy Statement.

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement.

(g)	Not applicable

SIGNATURE

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

CAPRIUS INC.

Date: April 21, 2011	By: /s/ Dwight Morgan
Name: Dwight Morgan
Title: President and CEO

VINTAGE CAPITAL GROUP, LLC

Date: April 21, 2011	By: /s/ Fred C. Sands
Name: Fred C. Sands
Title: Manager

CAPAC CO.

Date: April 21, 2011	By: /s/ Mark Sampson
Name: Mark Sampson
Title: President

Date: April 21, 2011	THE FRED C. SANDS CHILDREN’S TRUST

By: /s/ Fred C. Sands
Name: Fred C. Sands
Title: Trustee

THE FRED C. SANDS FAMILY REVOCABLE TRUST

Date: April 21, 2011	By: /s/ Fred C. Sands
Name Fred C. Sands
Title: Trustee

Date: April 21, 2011	/s/ Fred C. Sands Fred C. Sands